Exhibit 12

INTEL CORPORATION
STATEMENT SETTING FORTH THE COMPUTATION
OF RATIOS OF EARNINGS TO FIXED CHARGES FOR INTEL CORPORATION
(In millions, except ratios)

	Years Ended
	Dec. 28, 1996	Dec. 27, 1997	Dec. 26, 1998	Dec. 25, 1999	Dec. 30, 2000
Income before taxes	$7,934	$10,659	$9,137	$11,228	$15,141
Add—Fixed charges net of capitalized interest	41	43	49	63	82

Income before taxes and fixed charges (net of capitalized interest)	$7,975	$10,702	$9,186	$11,291	$15,223

Fixed charges:
Interest	$25	$27	$34	$36	$35
Capitalized interest	33	9	6	5	7
Estimated interest component of rental expense	16	16	15	27	47

Total	$74	$52	$55	$68	$89

Ratio of earnings before taxes and fixed charges, to fixed charges	108x	206x	167x	166x	171x